SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                            BELLAVISTA CAPITAL, INC.
                            (Name of Subject Company)

  MPF-NY 2005, LLC; MPF FLAGSHIP FUND 11, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE
   PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF INCOME FUND 22, LLC; MPF DEWAAY
FUND 3, LLC; MPF DEWAAY PREMIER FUND 3, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF
  DEWAAY FUND 4, LLC; MPF INCOME FUND 23, LLC; SUTTER OPPORTUNITY FUND 3, LLC;
                         MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)

                             SHARES OF COMMON STOCK
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                            Copy to:
Christine Simpson                           Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.            MacKenzie Patterson Fuller, Inc.
1640 School Street                          1640 School Street
Moraga, California  94556                   Moraga, California  94556
(925) 631-9100 ext.224                      (925) 631-9100 ext. 206
                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

               Transaction                      Amount of
               Valuation*                       Filing Fee
               ----------                       ----------

              $2,250,000                         $240.75

* For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 Shares at a purchase price equal to $2.25 per Share in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:    $240.75
      Form or Registration Number: SC TO-T
      Filing Party: MacKenzie Patterson Fuller, LP
      Date Filed: April 14, 2006

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.
|_|   issuer tender offer subject to Rule 13e-4.
|_|   going private transaction subject to Rule 13e-3
|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

The Schedule TO filed as of April 14, 2006 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2005, LLC; MPF FLAGSHIP FUND 11, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC;
MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF INCOME FUND 22, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY PREMIER FUND 3, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY FUND 4, LLC; MPF INCOME FUND 23, LLC; SUTTER OPPORTUNITY FUND 3, LLC (collectively the "Purchasers") to purchase up to 1,000,000 shares of common stock (the "Shares") in BellaVista Capital, Inc. (the "Corporation"), the subject company, at a purchase price equal to $2.25 per Share, less the amount of any dividends declared or made with respect to the Shares between April 14, 2006 (the "Offer Date") and May 26, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 14, 2006 (the "Offer to Purchase") and the related Letter of Transmittal.

Exhibit (a)(3) is hereby amended to correct the last sentence, which incorrectly indicated that the Expiration Date was April 14, 2006. It is May 26, 2006. Further, the Purchasers are amending their filing to clarify the meaning of their previous disclosure that the Depository has "access" to the securities prior to their acceptance for payment and the Expiration Date. The Purchasers and the Depository have no rights with respect to the Units prior to the Expiration Date and the Purchasers acceptance of the Units tendered for payment. The disclosure is intended to simply notify unitholders that the Depository is an affiliate of the Purchasers and may have possession over signed letters of transmittal prior to the Expiration Date. The statement in Section 13 of the Offer that determinations by the Purchasers regarding the occurrence of events described in the conditions are final and binding is, subject, of course, to the parties' ability to seek review of any contested determination by an arbitrator pursuant to Section 16.

Item 12. Exhibits.

(a)(1) Offer to Purchase dated April 14, 2006*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Shareholders dated April 14, 2006*

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 14, 2006.

                                   SIGNATURES


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2006

MPF-NY 2005, LLC; MPF FLAGSHIP FUND 11, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC;
MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF INCOME FUND 22, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY PREMIER FUND 3, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY FUND 4, LLC; MPF INCOME FUND 23, LLC; SUTTER OPPORTUNITY FUND 3, LLC


By: /s/ Chip Patterson
    ----------------------
    Chip Patterson, Senior Vice President of Manager or
    General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP


By: /s/ Chip Patterson
    Chip Patterson, Senior Vice President